UNITED STATES
        SECURITIES AND EXCHANGE COMMISSION
              Washington, D.C.  20549

                   SCHEDULE 13D

     Under the Securities Exchange Act of 1934
               (Amendment No.  1  )*



                Inamed Corporation
                 (Name of Issuer)


                       Common Stock

          (Title of Class of Securities)

                   453235103
                  (CUSIP Number)

               Jonathan Green, Esq.
            Appaloosa Management L.P.
            51 John F. Kennedy Parkway
           Short Hills, New Jersey 07078
                   (201) 376-5400

   (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

                  September 25, 1996
       (Date of Event which Requires Filing
                of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule
13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See
Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

              Exhibit Index:  Page 6
                 Page 1 of 8 Pages
                   SCHEDULE 13D

CUSIP No. 453235103              Page 2 of 8 Pages


1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above
     Person

          Appaloosa Management L.P.

2    Check the Appropriate Box If a Member of a
     Group*
                              a.
                              b.   X

3    SEC Use Only

4    Source of Funds*

          N/A

5    Check Box If Disclosure of Legal Proceedings
     Is Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

          Delaware

               7    Sole Voting Power
  Number of                   629,100
   Shares
Beneficially        8    Shared Voting Power
  Owned By                    -0-
    Each
  Reporting         9    Sole Dispositive Power
   Person                629,100
    With
               10   Shared Dispositive Power
                         -0-

11   Aggregate Amount Beneficially Owned by Each
     Reporting Person
          629,100

12   Check Box If the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented By Amount in Row
     (11)
          7.87%

14   Type of Reporting Person*
          PN

       *SEE INSTRUCTIONS BEFORE FILLING OUT!
                   SCHEDULE 13D

CUSIP No. 453235103              Page 3 of 8 Pages


1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above
     Person

          David A. Tepper

2    Check the Appropriate Box If a Member of a
     Group*
                              a.
                              b.   X

3    SEC Use Only

4    Source of Funds*

          N/A

5    Check Box If Disclosure of Legal Proceedings
     Is Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

          United States

               7    Sole Voting Power
  Number of                   629,100
   Shares
Beneficially        8    Shared Voting Power
  Owned By                    -0-
    Each
  Reporting         9    Sole Dispositive Power
   Person                629,100
    With
               10   Shared Dispositive Power
                         -0-

11   Aggregate Amount Beneficially Owned by Each
     Reporting Person
          629,100

12   Check Box If the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented By Amount in Row
     (11)
          7.87%

14   Type of Reporting Person*
          IN

       *SEE INSTRUCTIONS BEFORE FILLING OUT!

                   SCHEDULE 13D

     This Amendment No. 1 to the statement on
Schedule 13D filed on behalf of Appaloosa
Management L.P. (the "Manager") and David A. Tepper
("Tepper" and together with the Manager, collectively, the "Reporting Persons") on August
26, 1996 (the "Schedule 13D") relates to the common stock of Inamed Corporation (the "Company").
Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:


Item 3.   Source and Amount of Funds or Other
Consideration

     Of the additional 90,100 Shares acquired by the Reporting Persons since the filing of the
Schedule 13D, on August 26, 1996, 57,190 Shares were purchased with the personal funds of the Partnership, 18,825 Shares were purchased with the working capital of Palomino and 14,085 Shares were purchased with the working capital of Reliance.


Item 5.   Interest in Securities of the Issuer

     Since the filing of the Schedule 13D, on August 26, 1996, the Accounts purchased, in the aggregate, 90,100 Shares in the open market. As a result of this these purchases and as of September
26, 1996, 399,836 Shares are held by the Partnership, 98,543 Shares are held by Reliance and 130,721 Shares are held by Palomino.

(a) This statement on Schedule 13D relates to 629,100 Shares beneficially owned by the Reporting Persons, which constitute approximately 7.87% of the issued and outstanding Shares.

(b) The Manager has sole voting and dispositive power with respect to 629,100 Shares. Mr.
     Tepper has sole voting and dispositive power with respect to 629,100 Shares.

(c)  Within the past sixty days, the Reporting
     Persons purchased Shares on the dates, in the amounts and at the prices set forth on Exhibit
     A annexed hereto and incorporated by reference herein. All of such purchases were made on the open market.

(d)  Not applicable.

(e)  Not applicable.

Item 7.   Material to Be Filed as Exhibits

     Exhibit A:     Transactions in Shares Within
Past 60 Days.


                     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 26, 1996


                         Appaloosa Management L.P.
                         By:  Appaloosa Partners
Inc.,
                              Its General Partner



                         By:  /s/ David A. Tepper

                              David A. Tepper
                              President



                         David A. Tepper



                         /s/ David A. Tepper

                   EXHIBIT INDEX


Exhibit             Exhibit Name                                 Page



A              Transactions in Shares Within Past
60 Days        7

                     EXHIBIT A

       Transactions in Shares of the Company
            Within the Past Sixty Days

Transactions by Appaloosa Investment Limited
Partnership I


                  Trade
          Date
          Purchase/
          Sale
          No. of
          Shares
          Purchased/Sold
          Price
          Per Share


          9-09-96
          P
          5,700
          9.675


          9-10-96
          P
          4,065
          9.675


          9-12-96
          P
          19,680
          9.875


          9-20-96
          P
          1,270
          9.925


          9-20-96
          P
          3,810
          9.9458


          9-23-96
          P
          635
          9.925


          9-24-96
          P
          16,825
          9.875


          9-25-96
          P
          5,205
          9.7829










Transactions by Palomino Fund Ltd.



                  Trade
          Date
          Purchase/
          Sale
          No. of
          Shares
          Purchased/Sold
          Price
          Per Share


          9-09-96
          P
          1,900
          9.675


          9-10-96
          P
          1,335
          9.675


          9-12-96
          P
          6,470
          9.875


          9-20-96
          P
          420
          9.925


          9-20-96
          P
          1,250
          9.9458


          9-23-96
          P
          210
          9.925


          9-24-96
          P
          5,530
          9.875


          9-25-96

          1,710
          9.7829









Purchases by Reliance Standard Life Insurance
Company

          Trade Date
          Purchase/
          Sale
          No of
          Shares
          Purchased/Sold
          Price
          Per Share


          9-09-96
          P
          1,400
          9.675


          9-10-96
          P
          1,000
          9.675


          9-12-96
          P
          4,850
          9.875


          9-20-96
          P
          310
          9.925


          9-20-96
          P
          940
          9.9458


          9-23-96
          P
          155
          9.925


          9-24-96
          P
          4,145
          9.875


          9-25-96
          P
          1,285
          9.7829